INVEST IN EVRMORE

Share

# 🥇 1st Mover Digital Wellness App Using Emotion AI for Underserved Youth


Ivy Mahsciao
Founder + CEO @evrmore

evrmore.io New York NY

Software Technology Social Social Impact Female Founder

LEAD INVESTOR



**Natanya Wachtel** Board Member, Women Who Create

To be a part of this amazing platform is as much a gift to me as is this contribution to evrmore. The intersection of innovative technology, with access to mental health and positive psychology tools and mentorship for young people is a mission very close to my personal and professional goals. This is the future of wellness and AI. It is my hope that we can make a new kind of interface for digital communities based one positive reinforcement, motivation and inter-group elevation as a viable alternative to the current, limited and not necessarily positive environments that exists for young people today.

OVERVIEW DETAILS UPDATES 4 WHAT PEOPLE SAY 14 ASK A QUESTION 2

## Highlights

1. 📈 30k users + explosive traction at 583% user growth per month
2. 🎊 Headstream Accelerator 2021 Finalist with support from Melinda Gates' Pivotal Ventures
3. 🖍 6-8 B2B customer contract intents from health and education worth $600k
4. 💰 $8 trillion market for augmented health and social learning
5. 🤓 Advisory team from Inc. 5000 voice technology and patient research companies
6. 🏆 Defensible positioning with 2x provisional IPs for Empathy AI owned by evrmore
7. 👏 The Clubhouse for equity of opportunity and social mobility
8. 💋 Social tech backlashes + COVID aftermaths will continue to demand for digital wellness

## Our Team



**Ivy Mahscio** Founder + CEO

A champion for human potential with a 20+ year category-defining product management portfolio that includes GE, J&J, Microsoft, and Nike. evrmore is a



culmination of Ivy's expertise domains to address the trauma and despair being
compounded at scale.

> Volatility and traumatic life events are at the center of mental health issues, yet
> we're drowning in apps that offer reactionary measures at a premium, with limited
> support that lacks the time horizon or practicality to give young people the
> transferable life skills and social mobility they need, especially for the digitally
> invisible.



### Fabio Gratton   Advisor - Voice Technology

Fabio is the CEO of InVibe, a pioneering speech emotion market research platform for
health; and Alchemy Factory, a digital healthtech incubator that led to a series of
successful ventures.



### Pamela Pavliscak   Advisor - Behavioral Health

Pamela is the author of Emotionally Intelligent Design. Her work has been featured in
the New York Times, NPR, LA Times, and the CBC. She currently teaches emotional
design and affective computing at NY's Pratt Institute.

SEE MORE

# Finally, a social + mentor network for young people to speak their truth and stay on track!

## What old school social media platforms have been taking away from us.

For 15 to 25-yr old transitional age young people (and us adults, too!), it's been
the top contributing factor to rising cases of mental health issues and suicides.

We fall prey to unhealthy ways of looking at the world and how we look at
ourselves — our worth, and our ability to naturally bounce back from setbacks.

Social media as we know it, has been exacerbating body-image issues, bullying,
and seeming harmless things like worry-spirals that we all experience.



Heavy use of text-based and video platforms have been hijacking our life
stories.

We're drowning in apps that offer surface connections that are overly reliant on
text-based communication or introduce video-based stressors that don't
translate into wellbeing and meaningful relationships. At a time when trauma
and despair are compounded, we have the technology to address them at scale.

**SOLUTION:** An app that uses the latest AI to achieve empathy in caring for YOUNG PEOLE (15-25) & FOR SCHOOLS

## THE ONLY VOICE TOOL IN THE MARKET TODAY THAT'S ACTUALLY A GREAT (AND EMPATHETIC) LISTENER!

### It's the Clubhouse for young people to speak their truth without more FOMO!



Time Capsules
Last Week
This Week
THEMES
MOODS

**A breakthrough social platform for**
making important self-discoveries
forming interest-based connections
improving wellness using simple conversations



**Fastest & Most Accurate Speech Recognition** + **Emotion Calibration Using Machine Learning**



powered by **Empathy AI®**

### Give the gift of awareness, core values, and actual mentors who would support their growth — for now or for life.

This is crucial for young people, especially during this unprecedented time we're experiencing in 2020.

**evrmore delivers social and emotional development and support that integrates seamlessly in virtual learning environments and everyday wellness, with practical tools that are trauma-informed and provides the psychological safety that's been missing in social technologies, for far too long.**

By integrating our senses, memories, and experiences into a cohesive story, evrmore helps us see into what we want to become by understanding our past and where we stand to gain now and in the futrue. It's the most powerful technology that's practical, repeatable, and sociable.


RESEARCH SHOWS
Just 15 mins / day made people
physically stronger
less stressed and more in control
better adjusting to school / work / life
boost working memory
get unstuck & ability to move on
When you take the time to reflect and commit learning to memory, you are literally creating new pathways in your brain that allow for more complex cognitive functioning, divergent thinking, and the likehood that you will adapt easily to changing conditions and learn new things quicker.
no worry spirals

**Because having the right mindset at the right moment can define who we might become.**


evrmore app - Features (beta)
Copy link
What if
an app helps you
tap into your flow st
Your own trainable AI to help you speak your truth and stay on track
Your Perceptive Altruist

## Key components of evrmore

**1. Voice AI with Psychometrics NLP** – Built on the Empathy AI™ platform, with cutting-edge language and emotion analysis — evrmore provides a comprehensive snapshot of the user's current mental state and situational context to reveal hidden patterns and useful tools to improve wellness. ✨

**2. Individualized Feedback & Self-Narrative Development** – Each user has an internalized, evolving story of the self that provides an ongoing sense of developing values, based on their own interests, perspectives, and world view. 💬

**3. Mentor Access & School Integration** – The core user experience presents a game-like path for users to go on quests, safely set and share their goals to gain access to interest-based mentors, dynamically matched to their current academic and personal trajectory. 🏅


Time Capsules
The Perceptive Altruist
UNLOCK
ARCHETYPE


Meet Your Archetype
I'm more into the deeper meanings behind things. I like diving into every experience and then reflect till I see things fully.
always
sometimes
never
Today
Last 7 days
PLAYBACK TIME
Themes that came up
Something from the past is on your mind
THEMES
MOODS

evrmore app features

## 🚀 We're growing our user base that's scalable and consistent @ 583% just the past month!

**Our target market is hyper-responsive because evrmore fills a void.**


+ More Human
User-Centric
PROVIDER ACCESS
betterhelp
talkspace
SOCIAL AUDIO
Marco Polo
Clubhouse
+ AI CONTEXT & NARRATIVE
context-driven companion
+ More Sticky
Narrative-Driven
youper
Woebot Health
THERAPEUTIC CHATBOTS
Calm
headspace
Jour
BEHAVIOR CHANGE

**For every .75 cents we get a sign-up @ 10x and demo requests that we hope will lead to a $3 million B2B pipeline in the first 12 months.**

*these are forward-looking projections and are not guaranteed


ACQUISITION STRATEGIES – YEAR 1
CAC <$1.00/user
Consistent and scalable growth via social marketing and partnerships
D2C
Per user MRR $10 / month
B2B2C (edu)
Per contract YRR $100k / year
Weekly user growth
+572.6%
User retention
97.3%
Your +1 or fam
Subscription Multipliers
- INVITE A FRIEND AT SIGNUP
- FAMILY PLANS
District onboarding
Network Effect
- FACULTY & MENTOR INCENTIVES
- CORPORATE PARTNERSHIPS
$6 million
$3 million
every .75 cents leads to
$10 user sign-up
3 demo requests
Key Drivers Instagram + FB
AWS EdStart + Alexa Partnership

## We're raising $250k on Wefunder so we can hit important milestones based on our current growth.

📱 launch iOS app and Alexa skill (Amazon)
💪 increase business development to expand into B2B markets
🏫 onboard and integrate with more schools, districts, and health systems



THE TEAM – A POTENT MIX OF DIGITAL HEALTH, PSYCHOLOGY, PRODUCT + EQUITY
Inc. 5000
MIT
WORLD ECONOMIC FORUM
UNDP
Weill Cornell Medicine
TEDx
FOUNDER
Ivy Mahsciao
CEO
Product Management
Ex-PwC Experience Consulting
MIT System Dynamics
Learning Sciences & Digital Psychology
ADVISOR
Fabio Gratton
Voice Technology
CEO of InVibe
ADVISOR
Ali Mostashari, PhD
Programming & Partnerships
CEO of Lifenome
ADVISOR
Pamela Pavliscak
Behavioral Health
Author of Emotionally Intelligent Design
ADVISOR
Dr. Miles Neale, PhD
Psychotherapy
Author of Gradual Awakening
ADVISOR
Ritesh Patel
Global Growth & Strategy
Chief Digital Officer
Ogilvy Consulting

## HELP US HELP YOUNG PEOPLE THRIVE!







PARENTS-APPROVED
Maximize Learning & Empower Independence
I'm thinking along with tuition, I need to know how well my kid will use the opportunity. How well have I taught her to be mature, independent, open to new experiences, able to make good decisions and be aware of the her new surroundings?
Dad of High School Daughter
Charlotte, NC
I wish this was available before FB/Snapchat/all the platforms that have been silencing their real needs.
Parents
I love how I can stress less about myself by just talking stuff out in the app!
17yr-old user

evrmore
We're here to help young people
turn adversity into resiliency
using Empathy AI™
a smart companion
that helps young people build core values and a path forward
I love talking about my day but smart speakers are poor listeners! - Fans of evrmore
30k
USERS
583% user growth per month
1st
MOVER ADVANTAGE
using emotion AI
for underserved youth
2021
HEADSTREAM
Accelerator Finalist
with support from
Melinda Gates' Pivotal Ventures
Pamela Pavliscak
evrmore is a compelling, intuitive experience for young people to understand themselves and bring compassion to others in a particularly anxious time.
Big Opportunity in Growth Markets
$8T psychometrics for education & wellness
Strong and Agile Team
Deep market/tech/execution experience
Technology Advantage
2 provisional patents in-progress
$2,724,000+
of monetary benefit per adolescent

## Our growth plan & innovation cycle

• App launch is scheduled for March/early April (followed by Alexa Skills and Apple Watch)
• Q2 2021 — SaaS for edtech — We're currently working with a few school districts for pilots of the edtech dashboard
• Q4 2021 — SaaS for healthtech — We're having similar co-creation sessions with leading mental health practitioners and clinicians for pilots of the healthtech dashboard
• Q1 2022 — SaaS for enterprise — EAP (employee assistance and integration with health systems)


GROWTH PLAN — DEFENSIBILITY & MARKETS
Development & Innovation
Position & Defensibility
Product & Market
Q4 2019
FRIENDS & FAMILY
Market Research & Initial Traction
Validation from D2C and B2B markets
Antler Accelerator (NYC)
AWS EdStart Innovator
2x provisional IPs in progress for software method
Preboard 30k users
583% growth
3 LOIs
6+ in pipeline
Now
RAISING PRE-SEED $800K
Launching app (Mar 2021)
Powered by best-in-class sentiment and emotion detection technologies for adaptive engagement and UX
Partnership with mental health and learning institutions to establish credential and scalable growth
Headstream Accelerator
w/ support from Melinda Gates' Pivotal Ventures
1st-mover for credentialized wellness and life skills using Emotion AI™ (for youth - starter market)
app
YOUNG PEOLE (15-25)
Q2 2021
Launching edtech dashboard (phase 1)
Integrate with interest-based mentor platforms and learning management systems nationwide.
Onboard schools in pipeline
Establish SaaS and data governance for institutional contracts
dashboard
FOR SCHOOLS
amazon alexa
Q4 2021
Scaling SaaS and launching healthtech dashboard (phase 2)
Develop digital therapeutic capabilities for consumer health
Integrate with health systems and develop payer markets
Enrich and scale data architecture for growth markets
FOR THERAPISTS
FOR HEALTH SYSTEMS
Q1 2022
Expand into future of work with micro credentials (phase 3)
Refine indexing architecture to functionalize micro credentials
Begin data architecture for self-sovereign identity management
Extend credential services into labor market and build begin tokenization
FOR WORKFORCE

Made with 💜 in NYC